Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail & Beverages

Envoy Solutions and BradyIFS successfully complete transaction

Monterrey, Mexico, October 31, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that the transaction bringing together BradyIFS and Envoy Solutions has closed successfully, after receiving the necessary regulatory approvals.

The transaction combines the strengths and complementary footprints of Envoy Solutions and BradyIFS to create a strong customer-focused platform to effectively provide its customers with high-value solutions, and its supplier partners with excellent market reach, delivering more products and solutions in more locations across the United States.

With this transaction, FEMSA continues to deliver on its FEMSA Forward strategy.

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ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a FEMSA Health, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	October 31, 2023 | Page 1